Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-223789

B. RILEY FINANCIAL, INC.
US $87,000,000

6.875% Senior Notes Due 2023
Final Term Sheet

Issuer:	B. Riley Financial, Inc.
Securities:	6.875% Senior Notes Due 2023 (the “Notes”)
Type:	SEC Registered
Trade Date:	September 6, 2018
Settlement Date:	September 11, 2018
Listing:	Expected NASDAQ “RILYI”
Size:	$87,000,000
Overallotment Option:	$13,050,000
Maturity Date:	September 30, 2023
Ratings:	The Notes have received an “A-” investment-grade rating from Egan-Jones Rating Co., an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.
Annual Coupon:	6.875%, paid quarterly in arrears
Interest Payment Dates:	January 31, April 30, July 31 and October 31, commencing October 31, 2018
Price to the Public:	100%
Day Count:	30/360
Optional Redemption:	The Notes may be redeemed for cash in whole or in part at any time at the issuer’s option (i) on or after September 30, 2020 and prior to September 30, 2021, at a price equal to $25.50 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after September 30, 2021 and prior to September 30, 2022, at a price equal to $25.25 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after September 30, 2022 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.
Minimum Denomination / Multiples:	$25.00/$25.00
CUSIP/ISIN:	05580M 603/US05580M6030
Book-Running Managers:	B. Riley FBR, Inc., Janney Montgomery Scott LLC, Ladenburg Thalmann & Co. Inc., Incapital LLC
Co-Managers:	Wedbush Securities Inc., William Blair & Company, L.L.C., Tribal Capital Markets, LLC

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated April 6, 2018) and a preliminary prospectus supplement dated September 6, 2018 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley FBR, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileyfbr.com.

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